July 3, 2018

VIA EDGAR

Mr. James E. O’Connor, Esq.

Senior Counsel – Disclosure Review Office

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Saratoga Investment Corp.
Registration Statement on Form N-2
Post-Effective Amendment No. 7
(File No. 333-216344)

Dear Mr. O’Connor:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Saratoga Investment Corp. (the “Company”) hereby respectfully requests that the above-captioned registration statement (the “Registration Statement”), including all amendments thereto, be ordered effective on July 3, 2018, at 12:00 p.m., or as soon thereafter as practicable.

In connection with the submission of the Company’s request for accelerated effectiveness of the above-referenced Registration Statement, the Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff thereof (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Saratoga Investment Corp.

By: /s/ Henri J. Steenkamp

Henri J. Steenkamp

Chief Financial Officer